Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: September 2013

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.
In this context, we wish to inform that during September 2013, Itaú Unibanco acquired 1,000,000 preferred shares, the average acquisition price for which was R$ 29.17 (maximum price of R$ 29.54 and minimum of R$ 28.97).

4.
Considering the said acquisition, it should be kept in mind that up to the end of September 2013, we had already acquired 23,500,000 preferred shares at the average price of R$ 28.18 as shown in the following table.

				Prices – R$ per Share
	2013	Transaction	Trading Volume	Minimum	Average	Maximum
	June		9,000,000	27.42	28.43	29.15
	July		6,500,000	25.91	27.06	28.32
Preferred Shares	August	Purchase	7,000,000	27.98	28.75	29.55
	September		1,000,000	28.97	29.17	29.54
	Total		23,500,000	25.91	28.18	29.55

We would point out that these acquisitions relate to the share buy-back program, effective until November 4, 2013, approved by the Board of Directors, authorizing the acquisition of up to 13.7 million common shares and 86.3 million preferred shares.

5.	We would remind readers that historical data is available on the organization’s Investor Relations site (www.itau-unibanco.com/ir).

São Paulo-SP, October 1, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer